PRIMARI Analytics Bios



Francisco Gomez
Co-Founder

Francisco is a co-founder and CEO of PRIMARI Analytics. Francisco is a Data & Analytics, and intelligence solutions entrepreneur, and is an advisor to start-up executives in the Enterprise Data & Analytics, Business Intelligence, and Market Data industries. Francisco's expertise spans Business Intelligence and Data & Analytics aimed at the professional services industry across Investment Banks, Private Equity Funds, as well as Accounting, Consulting, and Law firms. Francisco has served as the leader in the development and global deployment of multi-million dollars in-house Data & Analytics platforms and served as advisor to senior executives at Am Law 100 law firms and global accounting firms on business strategy, growth opportunity evaluation, and contract negotiations with 3rd party data vendors. Prior to PRIMARI Analytics, his most recent experience is at PwC serving as a Global Manager in the Global Advisory Management team. Prior to PwC, Francisco served as a Business Intelligence Manager at Kirkland & Ellis. Francisco also served in the Dealogic's M&A Analytics and Investment Banking Strategy groups. Francisco currently serves as an Entrepreneur-In-Residence at the Stevens Venture Center, serves on the Design Thinking advisory board at Rutgers University, and is an MIT Technology Review Global Panel contributor. Francisco received a Masters of Science in Technology Management from Stevens Institute of Technology, and a Bachelors degree in international business from Ferris State University.



Andrei Volgin
Co-Founder

Andrei a co-founder and CTO of PRIMARI Analytics. Andrei is a former financial industry executive and a serial entrepreneur. Andrei's financial and entrepreneurial expertise spans private equity, corporate restructurings, technology media and education technology. Most recently, he co-founded Spiral Universe, an educational software startup that distributes software as a service solution for learning management. In 2014 Spiral Universe was acquired by STI, now part of PowerSchool. He also co-founded one of the world's largest publishers of old and rare book reprints, Adamant Media Corporation, which was acquired. Prior to Adamant Media, Andrei established Adamant Financial Corporation, one of the first private equity and corporate restructuring firms in post-communist Russia. Andrei was one of the authors of the Joint-Stock Company Law and Securities Markets Law and was appointed as a member of the Securities Markets Commission and Chair of its Expert Council after being the youngest person on Global Finance's list of the 600 most influential financiers in the world. Andrei received a Bachelors degree in Economics from Moscow State University.



Darshan Khedekar
Tech Advisor

Darshan is a technical advisor for PRIMARI Analytics. He has more than 15 years of experience pioneering innovative solutions that use edge technologies for market speed and efficiencies in the financial technology and market data industries. Darshan's expertise spans capital markets technology consulting and trading platforms with specialization in machine learning, electronic trading and market data architecture. Darshan is an exchange architect at NASDAQ where he leads the creation and designs of innovative, cloud-centric, high-performance data-driven financial solutions that utilize a diverse range of machine intelligence techniques. Prior to NASDAQ, Darshan served as a senior engineer with the Deutsche Börse group. He also served as an architect and design consultant for Tata Consulting and the National Securities Depository Limited. His international work experience includes Asia, Europe and North America. Darshan also serves as a technology advisor for DexterityDB. Darshan received an M.B.A from Harvard University, and an Engineering degree in Computer Architecture from the University of Mumbai.



Katherine Kalin
Board Director

Katherine is a director of PRIMARI Analytics. She has more than 25 years of experience as a senior executive in the healthcare and professional services industries. Katherine's healthcare industry expertise spans diagnostics, medical devices and pharmaceuticals. Most recently, she led corporate strategy at Celgene for five years. She also held leadership roles in marketing, sales, strategy and new business development at Johnson & Johnson. Prior to that, Katherine was a partner at McKinsey and Company, where she negotiated and led consulting assignments, operating as a strategic advisor to senior executives. She also served as a manager in corporate finance at Nomura International in the U.K. and Japan. Her international work experience includes Asia, Europe and North America. Katherine also serves as a board member for Brown Advisory Incorporated and for Clinical Genomics Technologies. Katherine received an M.B.A from Harvard University, and a Bachelor of Arts Honors Degree in French from the University of Durham, UK.



Diane D'Erasmo
Board Director

Diane is a director of PRIMARI Analytics. She has more than 30 years of experience as a senior executive in the financial services and professional services industries. Diane's expertise spans investment banking and corporate banking with specialization in retail and consumer products. Diane is a leadership facilitator for principals and partners at Deloitte's Leadership Center. Most recently, Diane was Vice Chairman Emerita of HSBC Bank USA, where she also served as Executive Vice President North America Head of Retail and Consumer Products, and EVP North America Head of Multinational Subsidiary Banking advising public, private, domestic and international clients investment banking transactions. Prior to HSBC, Diane served as a senior audit manager at Touche Ross & Co., now part of Deloitte. Diane received American Banker's Lifetime Achievement Award in 2016 and she was recognized as one of the 25 Most Powerful Women in Banking for eight consecutive years. Diane also serves as a board member for BHI Advisory Group, and for White & Warren. Diane received a Bachelor of Accounting Degree from St. John's University.